OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

October 16, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 12, 2024 CIK No. 0002012219

Dear Sir or Madam,

This letter is in response to your letter on September 27, 2024, in which you provided comments to the Registration Statement on Form DRS/A of OMS Energy Technologies Inc. (the “Company”) initially submitted to the U.S. Securities and Exchange Commission on May 29, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Income tax expense, page 59

We may not maintain the listing of our Ordinary Shares on the New York Stock Exchange..., page 33

1.	We note your statement that, “[f]or the combined year ended March 31, 2024 and for the year ended March 31, 2023, the effective income tax rates are 8.4% and 42.5%, respectively. The decrease in our effective income tax rates is primarily attributable to a decrease in non-taxable income.” Please explain why a decrease in non-taxable income would decrease your effective income tax rate. Explain how this statement correlates with your disclosure on page F-45.

RESPONSE: We respectfully advise the staff that we have updated our statement on page 59 of the DRS/A to provide clarity on the reasons behind the decrease in our effective income tax rate, which is due to the tax effect from zero tax imposed on the bargain purchase gain of $49.4 million under the Cayman Island tax rate, and further inserted a footnote disclosure on page F-45 to be consistent with the disclosures.

Cash Flow Analysis, page 60

2.	We note that your explanation for the fluctuation in cash flows restates information already provided in your consolidated statements of cash flows. Please expand your analysis to discuss the underlying reasons for the fluctuations.

RESPONSE: We respectfully advise the staff that we have updated our explanation for the fluctuation in cash flows to disclose the underlying reasons on page 60 of the DRS/A.

Critical Accounting Estimates

Business combination, page 63

3.	We note based on your disclosure on page F-28 that you estimated the fair value of the assets acquired and liabilities assumed using the fair value approach in combination of the replacement cost approach and market approach. For assets and liabilities where the fair value changed significantly from historical value, expand disclosure in your critical accounting estimates to provide an analysis as to how fair value was determined and what assumptions and judgments were made.

RESPONSE: We respectfully advise the staff that we have updated page 63 of the DRS/A.

Business

Our Customers, page 82

4.	You disclose that your top five customers accounted for 80% and 72% of your total sales for the years ended March 31, 2024 and 2023, respectively, and note your relationships with Saudia Arabian Oil Company (ARAMCO) and Halliburton. Please revise to disclose the percentage of revenue ARAMCO and Halliburton accounted for and revise to provide a summary of the material terms of your agreements with these customers, including the term, termination provisions and any minimum purchase obligations. To the extent you have other customers that accounted for 10% or more of your revenue, please provide similar disclosure.

RESPONSE: We respectfully advise the staff that we have revised the DRS/A to disclose the percentage of revenue ARAMCO and Halliburton accounted for the years ended March 31, 2023 and 2024. Further, we have provided a summary of the material terms of our agreements with these customers. We confirm that we do not currently have other customers that accounted for 10% or more of our revenue apart from the customers disclosed in the DRS/A.

Our Suppliers and Raw Material Input, page 82

5.	We note that Global Pipe Company and Marubeni-Itochu Tubulars Asia Pte Ltd accounted for 29% and 45% of your total purchases for years ended March 31, 2023 and 2024, respectively. Please revise to provide a summary of the material terms of your agreements with these suppliers. With respect to Marubeni-Itochu Tubulars Asia Pte Lte, please file any material agreements with this supplier.

RESPONSE: We respectfully advise the staff that as disclosed in our DRS/A, there is no overarching Master Agreement that exists between OMS Saudi and Global Pipe Company, and the terms of the purchase order with Global Pipe Company has been provided in the DRS/A. Similarly, OMS (Singapore) does not have a permanent long-term contractual arrangement with Marubeni-Itochu Tubulars Asia Pte Ltd. OMS (Singapore) engages with Marubeni-Itochu Tubulars Asia Pte Ltd on a via purchase orders on a needs basis.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

6.	Based on the last sentence of the first paragraph in the reports of your independent registered public accounting firm, it appears the accounting firm opined on the results of operations and cash flows and not on changes in equity. Please ask your auditor to clarify why they did not opine on changes in equity or revise accordingly.

RESPONSE: We respectfully advise the staff that the auditor has followed AS 3101: The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion to issue the audit report, which the Auditor. has opined on the changes in equity.

1 Organization and Principal Activities, page F-9

7.	We note that “Mr. How Meng Hock, Chief Executive Officer (“Mr. How”) of OMS, Sumitomo, and OMSET PL, a newly established entity 100% owned by Mr. How, entered into a Share Purchase Agreement with Sumitomo pursuant to which Mr. How agrees to buy and Sumitomo agrees to sell all the ownership of OMS for a cash consideration of $2.0 million to OMSET PL.” In this regard:

●	Tell us how you considered whether Sumitomo and OMSET PL are under common control. Refer to your basis in accounting literature.

●	Disclose if Mr. How, his family or other affiliates of Mr. How own any equity interest in Sumitomo and if so, how much.

●	Disclose if Sumitomo or its related parties provided Mr. How with financing for the transaction.

●	Disclose who controls Sumitomo and their relationship to Mr. How, his family members or his other affiliates.

●	Disclose the business reason why Sumitomo agreed to sell OMS to Mr. How at a significant discount.

RESPONSE: We respectfully advise the staff that we have updated on page F-10 and further clarify that

1)	OMS Energy Technologies Pte. Ltd. is a newly established entity majority owned by Mr. How Meng Hock. In contrast, Sumitomo Corporation is a large publicly traded Japanese company listed on the Tokyo Stock Exchange, with a market capitalization in the multi-trillion-yen range. As the two companies have distinct shareholders and directors, they are not considered to be under common control in accordance with IFRS 3. B1.

2)	Mr. How, his family and other affiliates has no equity interest in Sumitomo.

3)	Sumitomo Corporation and its related parties have not provided Mr. How with financing for the transaction.

4)	Sumitomo Corporation is public listed company in Japan. The controlling shareholder(s) and directors of Sumitomo Corporation have no relationship to Mr. How, his family members and his other affiliates.

5)	The significant discount primarily arose because Mr. How and Sumitomo Corporation agreed on a fixed purchase consideration back in 2022, during a period when the oil and gas industry was still recovering from a major downturn. At the time, Sumitomo Corporation had already decided to exit from OMS (Predecessor) and exploring the option of liquidating the business. To reduce the time and cost of liquidation and to save jobs of the existing OMS employees, Mr. How offered a discounted purchase consideration which was later accepted by Sumitomo Corporation. Subsequently, as market conditions improved, the assets were revalued to reflect their current fair value, leading to a substantial gain recognized under the bargain purchase gain due to the difference between the initial acquisition cost and the updated valuation.

10 Property, Plant and Equipment, page F-32

8.	Since you recorded property, plant and equipment at its fair value, tell us why accumulated depreciation rolled forward from predecessor to successor. Refer to your basis in accounting literature.

RESPONSE: We respectfully advise the staff that we have updated on page F-32 and F-33. The initial gross-up of the fair value with the carry-forward accumulated depreciation as of the June 16, 2024 (“MBO date”) has been rectified, and the fair value is now correctly stated as the cost with a zero balance for accumulated depreciation as of the MBO date

15 Capital and Reserves, page F-39

9.	We note after the completion of the April share redesignation “the Successor further issued and allotted an aggregate of 5,000 Ordinary Shares to eight subscribers” on May 7, 2024. Disclose the purpose of this share issuance and advise us. Explain to us why you did not record an associated expense. Further, justify retroactively restating all periods for this share issuance. Refer us to the supporting accounting literature.

RESPONSE: We respectfully advise the staff that we have updated on page F-40. The final share redesignation was completed on May 7,2024. The 5,000 shares allotment were part of the share reorganization to reflect the current percentage of all the minority shareholders in OMSET PL under an entrustment arrangement. This arrangement involve majority shareholders held shares on behalf of the minority shareholders until the completion of Management Buyout (MBO). Therefore, after the MBO exercise is completed and OMSET INC. is formed, the same shareholders or beneficiaries in OMSET PL were redesignated to OMSET INC. All the minority shareholders, their family or affiliates are NOT associated with Sumitomo Corporation.

There is no associated expense recognized in the financial statements as these transactions involved internal reallocation of ownership interests rather than receiving goods and services from minority shareholders and thus does not meet the criteria for recognition under IFRS 2 Share-based Payment. Additionally, we applied SAB Topic 4.C Equity Accounts – Change in Capital Structure to give retroactive treatment on such changes in our capital structure without any impact on profit or loss.

23 Related Parties, page F-47

10.

We note in the table on page F-48 Sumitomo Corporation is identified as the “ultimate controlling party of the Predecessor.” In light of Mr. How serving as the Chief Executive Officer of Sumitomo, please disclose and explain to us why “[t]hese parties ceased to be the Successor’s related parties with effect from June 16, 2023, subsequent to OMSET PL acquiring 100% shares in OMS Holdings Pte. Ltd. from Sumitomo Corporation.” Disclose any continuing relationships between Mr. How, Sumitomo Corporation, and the other identified entities and advise us.

RESPONSE: We respectfully advise the staff that we have updated on page F-10, to clarify that Mr. How Meng Hock is not Chief Executive Officer of Sumitomo Corporation but Chief Executive Officer of OMS, which was a wholly owned subsidiary of Sumitomo Corporation.

Sumitomo Corporation is a large Japanese company that is publicly traded on the Tokyo Stock Exchange with a market capitalization of multi-trillion-yen range.

Upon the completion of MBO, Mr. How, along with his family and other affiliated entities, has no relationship with Sumitomo. Therefore, these parties ceased to be the OMS’s (Successor) related parties with effect from June 16, 2024.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer

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